Exhibit 99.1

BURNING ROCK BIOTECH LIMITED

August 19, 2024

Burning Rock Biotech Limited Announces Expected Delisting of American Depositary Shares

Burning Rock Biotech Limited (the “Company” or “Burning Rock”) announces that, on August 19, 2024, it intends to submit requests (a) to the London Stock Exchange (the “LSE”), to cancel the admission to trading on the Main Market of its American Depositary Shares representing the class A ordinary shares of the Company (the “ADSs”), and (b) to the UK Financial Conduct Authority, to cancel the listing of the ADSs on the Official List.

As a result of sustained low volume of trading and liquidity in the ADSs on the LSE, and taking into account the costs associated with maintaining such listing in place, the Company is seeking the delisting and cancellation of admission to trading of the ADSs from the LSE (the “Delisting”). It is anticipated that the Delisting will take effect on or about September 18, 2024.

Following the Delisting, the ADSs will continue to trade on the Nasdaq Global Market.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR), whose mission is to Guard Life via Science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) NGS-based cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: www.brbiotech.com.

Contact: IR@brbiotech.com

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